FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the nine months ended September 30, 2011, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2011 and 2010 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Leonard J. Hoskinson
Name: Leonard J. Hoskinson
Title: Chief Financial Officer

Dated: November 14, 2011

Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessels supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;
•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

  ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the nine months ended September 30, 2011, and 2010 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 642 barges and 33 pushboats as of September 30, 2011, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 51% of world soybean production in 2011, as compared to 30% in 1995. We have also initiated a barge building facility at Punta Alvear, Argentina, which is the most modern of its kind in South America.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet as of September 30, 2011, consists of eight Platform Supply Vessels, or PSVs, currently in operation and four under construction in a shipyard in India with deliveries commencing in the first quarter of 2012.

Our Ocean Business operates, as of September 30, 2011, eight ocean-going vessels which include four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, one Oceangoing Pushboat, one inland tank barge and two container feeder vessels.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in the three months ended September 30, 2011

On August 11, 2011, we drew down $10.5 million under the Banco BICE $15.0 million revolving credit line. The credit line bears interest at 3.4% p.a. over 3-month LIBOR.

One of our subsidiaries in the River Business, UABL Paraguay S.A., is a claimant against Transbarge S.A. in an arbitration proceeding where we claim damages for non performance under a transportation contract. The arbitration process is now practically completed; final allegations were submitted by the parties on September 7, 2011, and the arbitration award is expected on or before December 2, 2011. It has been agreed that both parties carry their legal costs regardless of arbitration results and the total amount claimed by us from Transbarge S.A. is $19.3 million excluding interests and before deducting legal fees and taxes, if any. The final amount to be awarded, if any, is however uncertain. The gain will be taken into income if, when and to the extent the arbitration proceeding is favorably settled.

On September 15, 2011, we paid $4.4 million corresponding to the fourth 20% installment due under the ship building contract for one of our four PSVs under construction in India, out of which $3.4 million were drawn down under our loan facility with DVB Bank AG and Natixis. (See Liquidity and Capital Resources below).

On September 28, 2011, our UP Jasper arrived in Aberdeen, UK (North Sea), from China and subsequently entered into a 5 to 18-month time charter on September 29, 2011.

On September 28, 2011, we entered into a transportation contract, which was subsequently amended on October 7, 2011, with a first class international company whereby we agreed to transport 400,000 tons of iron ore over a period of one year starting January 1, 2012, and into a barge sale contract with the same customer for a total of twelve 2,500 ton newbuilding jumbo barges to be delivered before the end of 2011. Our counterparts, however, have failed to execute their obligations in respect of the barge construction contract wherefrom we have reserved all our rights under the respective agreements.

 Recent Developments

On October 24, 2011, we announced that our Board of Directors approved a share repurchase program for up to a total of $20.0 million of the Company's common stock through April 30, 2012.

On October 26, 2011, the Company repaid $5.5 million of the total amount outstanding under the $10.5 million revolving credit line with Banco BICE. The remaining $5.0 million are scheduled for repayment at the end of November 2011.

On November 5, 2011, our third re-engined pushboat, P/B Asunción, re-entered into operation. She now works on high specification, heavy-fuel oil based MAN-BW engines.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in Brazil. We may decide to employ our Chinese and Indian-built PSVs in the North Sea spot and/or term market.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 34% of the total revenues from our businesses for the first nine months of 2011, and COA revenues accounted for 66%. With respect to COA revenues, 86% were in respect of repetitive voyages for our regular customers and 14% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under COA.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Paraná and Paraguay rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have seven of our PSVs operating under long-term contracts with Petrobras in Brazil while our recently delivered Chinese-built PSV, UP Jasper, has initiated a long-term charter with Nexen Petroleum UK Limited in the North Sea.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the nine months ended September 30, 2011.

Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs ("THC") incurred in the regular operation of our container feeder service and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, a new shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asunción, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina, where we operate two floating dry docks, one of which is owned and one is leased by us.

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also own office space and hold a sublease to an additional office at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During the first nine months of 2011, 94% of our revenues were denominated in U.S. dollars. Also, for the nine months ended September 30, 2011, 6% of our revenues were denominated and collected in Brazilian reais. However, 39% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the nine months ended September 30, 2011, the majority of our expenses were denominated in U.S. dollars while 12% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Interest Rate, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis of the end of 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of September 30, 2011, the Company had $75.0 million of variable rate borrowings, based on LIBOR, under its credit facilities with IFC and OFID. During 2010, the Company entered into an interest rate collar agreement, designated as cash flow hedge, to fix within a certain range the interest rate on these borrowings, which is subject to a floor of 1.69% and a cap of 5.00%.

Additionally, as of September 30, 2011, the Company had other variable rate debt (due 2011 through 2019) totaling $140.7 million. These debts call for the Company to pay interest based on LIBOR plus a 120-340 basis points margin. The interest rates reset either monthly or quarterly. As of September 30, 2011, the average interest rate on these borrowings was 2.5%.

A 1% increase in LIBOR would translate to a $1.4 million increase in our interest expense per year, which would adversely affect our earnings.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, for those vessels that operate under time charters, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are time chartered to third parties since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variation in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level. The operation of our two container feeder vessels, M.V. Asturiano and M.V. Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and our tariffs may not properly or timely adjust to reflect them.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, cheaper on-field storage technologies, mineral and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on long-term charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable for our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interest. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interest. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL PARAGUAY S.A. and YATAITY S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the company.

 UABL International S.A. – Bolivian Tax Authority

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo. On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina. UABL Paraguay S.A. has submitted its defense together with all documents related to the bunker purchases.

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24 2011 Oceanpar and UABL Paraguay submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. Our Counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the financial results of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months and nine months ended September 30, 2011, compared to three months and nine months ended September 30, 2010.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars (1):

	Three Months Ended September 30,		Nine Months Ended September 30,
					Percent
($000's)	2011	2010	2011	2010	Change
Revenues
Attributable to River Business	$43,707	$31,365	$113,518	$89,899	26%
Attributable to Offshore Supply Business	18,967	13,737	46,634	39,385	18%
Attributable to Ocean Business	17,364	13,507	48,179	44,162	9%
Total revenues	80,038	58,609	208,331	173,446	20%

Voyage expenses
Attributable to River Business	(20,561)	(11,868)	(52,678)	(33,496)	57%
Attributable to Offshore Supply Business	(1,022)	(984)	(2,713)	(2,764)	-2%
Attributable to Ocean Business	(5,524)	(3,457)	(15,000)	(8,280)	81%
Total voyage expenses	(27,107)	(16,309)	(70,391)	(44,540)	58%

Running costs
Attributable to River Business	(11,171)	(9,639)	(30,977)	(24,469)	27%
Attributable to Offshore Supply Business	(10,704)	(6,149)	(25,740)	(18,361)	40%
Attributable to Ocean Business	(7,846)	(7,608)	(22,527)	(21,889)	3%
Total running costs	(29,721)	(23,396)	(79,244)	(64,719)	22%

Amortization of dry dock & intangible assets	(1,008)	(1,346)	(3,109)	(3,259)	-5%
Depreciation of vessels and equipment	(9,582)	(7,225)	(26,058)	(22,256)	17%
Administrative and commercial expenses	(7,117)	(7,257)	(20,987)	(20,192)	4%
Other operating income (expense), net	605	(216)	3,517	297	1084%

Operating profit	6,108	2,860	12,059	18,777	-36%

Financial expense and other financial expenses	(11,736)	(5,964)	(28,499)	(20,932)	36%
Financial income	63	89	308	292	5%
(Loss) Gains on derivatives, net	(10)	901	(15)	10,270
Investment in affiliates	(317)	(86)	(728)	(241)	202%
Other, net	(130)	(225)	(465)	(676)	-31%
Total other expenses	(12,130)	(5,285)	(29,399)	(11,287)	160%

(Loss) income from continuing operations before income taxes	(6,022)	(2,425)	(17,340)	7,490

Income taxes benefit (expense)	8,740	(4,498)	5,469	(5,140)
Net income attributable to non-controlling interest	424	55	480	328	46%

Net income (loss) from continuing operations attributable to Ultrapetrol (Bahamas) Ltd.	$2,294	$(6,978)	$(12,351)	$2,022

Loss from discontinued operation (1)	--	--	--	(515)

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$2,294	$(6,978)	$(12,351)	$1,507
(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

Revenues. Total revenues from our River Business increased by 39% from $31.4 million in the three months ended September 30, 2010, to $43.7 million in the same period of 2011. This $12.3 million increase results mainly from a 33% increase in net tons transported, coupled with an increase in freight revenues of $6.1 million as a result of the fuel adjustment formula in our contracts of affreightments.

Total revenues from our River Business increased 26% from $89.9 million in the nine months ended September 30, 2010, to $113.5 million in the same period of 2011. This $23.6 million increase results mainly from an 18% increase in net tons transported, coupled with an increase in freight revenues of $12.1 million as a result of the fuel adjustment formula in our contracts of affreightments; partially offset by a reduction of $3.6 million in demurrage and salvage revenues.

Total revenues from our Offshore Supply Business increased by 39% from $13.7 million in the three months ended September 30, 2010, to $19.0 million in the same period of 2011. This $5.3 million increase is primarily attributable to a $3.0 million increase on account of the full third quarter operation of our UP Turquoise which entered into service with Petrobras on March 12, 2011, coupled with a $0.6 million increase in revenues of our UP Esmeralda related to its full third quarter 2011 operation as opposed to the same period of 2010 when it underwent its scheduled drydock, and a $0.4 million increase on account of our UP Jasper which had a 10-day spot operation while repositioning from China to the North Sea.

Total revenues from our Offshore Supply Business increased by 18% from $39.4 million in the nine months ended September 30, 2010, to $46.6 million in the same period of 2011. This $7.2 million increase is primarily attributable to a $6.0 million increase in revenues of our UP Turquoise which entered into service with Petrobras on March 12, 2011, coupled with a $2.8 million increase related to the fewer operational days of our UP Esmeralda and UP Safira during the first quarter of 2010 due to their positioning from the North Sea to Brazil into addition to time lost for their registration in Brazil and to a $0.4 million increase on account of our UP Jasper which had a 10-day spot operation while repositioning from China to the North Sea; partially offset by a $2.1 million decrease related to drydocks held by our UP Agua-Marinha and UP Topazio during the first quarter and second quarter of 2011, respectively and by a $0.7 million decrease in revenues on account of offhire days of our UP Rubi on account of repairs during the first quarter of 2011.

Total revenues from our Ocean Business increased $3.9 million, from $13.5 million in the three months ended September 30, 2010, to $17.4 million in the same period of 2011, or 29%. This increase is mainly attributable to a combined $6.7 million increase in revenues of our M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, coupled with a combined $0.3 million increase in revenues of our Product Tankers on account of charter rate adjustments in accordance with manning expense increases; partially offset by a $1.5 million decrease in revenues of our Princess Marisol and Princess Katherine which were sold and delivered on April 23, 2010, and September 15, 2010, respectively, and to a $1.5 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010.

Total revenues from our Ocean Business increased $4.0 million, from $44.2 million in the nine months ended September 30, 2010, to $48.2 million in the same period of 2011, or 9%. This increase is mainly attributable to a $20.6 million increase in revenues of our M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, and to a combined $3.1 million increase related to the adjustments of the charter rates of our Product Tankers in accordance with manning expense increases which resulted in higher average rates during the first nine months of 2011 when compared to the same period of 2010; partially offset by a $15.0 million decrease on account of the sale of our Princess Nadia, Princess Marisol and Princess Katherine on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, and a $4.2 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010.

Voyage expenses. In the three months ended September 30, 2011, voyage expenses of our River Business were $20.6 million, as compared to $11.9 million for the same period of 2010, an increase of $8.7 million, or 73%. This increase is attributable to $6.1 million increase related to higher fuel costs (price and volume), coupled with $2.6 million in a higher port expenses driven by larger volumes carried.

In the nine months ended September 30, 2011, voyage expenses of our River Business were $52.7 million, as compared to $33.5 million for the same period of 2010, an increase of $19.2 million, or 57%. This increase is attributable to $11.9 million increase related to higher fuel costs (price and volume), coupled with $7.3 million in higher port expenses mainly attributable to larger volumes carried, as well as higher costs resulting from inflation in the local currencies not reflected in a higher rate of exchange.

In the three months ended September 30, 2011, voyage expenses of our Offshore Supply Business were $1.0 million, unchanged when compared to the same period of 2010.

In the nine months ended September 30, 2011, voyage expenses of our Offshore Supply Business were $2.7 million, as compared to $2.8 million in the same period of 2010, unchanged in any significant way when comparing both periods.

In the three months ended September 30, 2011, voyage expenses of our Ocean Business were $5.5 million, as compared to $3.5 million for the same period of 2010, an increase of $2.0 million, or 57%. This increase is primarily attributable to a $3.0 million increase in voyage expenses related to the operation of our M.V. Asturiano and M.V. Argentino whose bunker costs and port expenses are borne by us; partially offset by a $0.5 million decrease related to the hire expenses of the Austral as a result of its bareboat contract renewal with her owners at a lower rate and by a $0.4 million decrease related to the re-delivery of the Mediator I (under bareboat charter to us) on October 6, 2010.

In the nine months ended September 30, 2011, voyage expenses of our Ocean Business were $15.0 million, as compared to $8.3 million for the same period of 2010, a $6.7 million increase, or 81%. This increase is primarily attributable to a $10.5 million increase in voyage expenses of our M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, and whose bunker costs and port expenses are borne by us; partially offset by a $1.1 million decrease on account of the sale of our Princess Nadia, Princess Marisol and Princess Katherine on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, a $1.4 million decrease on account of the re-delivery of the Mediator I to its owners (under bareboat charter to us) on October 6, 2010, and a $1.5 million decrease on account of the hire expenses of the Austral as a result of its bareboat contract renewal with her owners at a lower rate.

Running costs. In the three months ended September 30, 2011, running costs of our River Business were $11.2 million, as compared to $9.6 million in the same period of 2010, an increase of $1.6 million, or 17%. This increase in costs is mainly attributable to a $1.4 million increase in crew costs, coupled with a $0.3 million increase on account of higher costs of barge repairs.

In the nine months ended September 30, 2011, running costs of our River Business were $31.0 million, as compared to $24.5 million in the same period of 2010, an increase of $6.5 million, or 27%. This increase in costs is mainly attributable to a $2.9 million increase in crew costs, coupled with a $2.5 million increase on account of pushboat and barge repairs attributable primarily to inflation in the local currencies not reflected in an equivalent variation of the rate of exchange.

In the three months ended September 30, 2011, running costs of our Offshore Supply Business were $10.7 million, as compared to $6.1 million in the same period of 2010, an increase of $4.6 million, or 75%. This increase in running costs in the third quarter of 2011 is mainly attributable to the delivery of our UP Turquoise and UP Jasper on December 20, 2010, and June 10, 2011, respectively, coupled with a general increase in crew and maintenance costs of our PSV fleet attributable mainly to a revaluation of the local currency against the U.S. dollar for part of the period.

In the nine months ended September 30, 2011, running costs of our Offshore Supply Business were $25.7 million, as compared to $18.4 million for the same period of 2010, an increase of $7.3 million, or 40%. This increase in running costs in the first nine months of 2011 is mainly attributable to the delivery of our UP Turquoise and UP Jasper on December 20, 2010, and June 10, 2011, respectively, coupled with a general increase in crew and maintenance costs of our PSV fleet attributable mainly to a revaluation of the local currency against the U.S. dollar for part of the period.

In the three months ended September 30, 2011, running costs of our Ocean Business were $7.8 million, as compared to $7.6 million in the same period of 2010, an increase of $0.2 million, or 3%. This variation results mainly from a $1.4 million increase in running costs of our M.V. Argentino which was delivered to us on December 14, 2010, coupled with a $0.6 million increase in general expenses in our Product Tanker costs; partially offset by a $0.9 million decrease in our Capesize vessels Princess Nadia, Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, and to a $0.8 million decrease related to the re-delivery of the Mediator I to its owners, which was under bareboat charter to us, on October 6, 2010. Also, in general, inflation in the local currency not reflected in an equivalent variation of the rate of exchange affected negatively our running costs for the period.

In the nine months ended September 30, 2011, running costs of our Ocean Business were $22.5 million, as compared to $21.9 million in the same period of 2010, a $0.6 million increase, or 3%. This variation results mainly from a $5.0 million increase in running costs of our M.V. Asturiano and M.V. Argentino which were delivered to us on April 16, 2010, and December 14, 2010, respectively, coupled with a $3.3 million increase in crew and maintenance costs of our Tanker vessels; partially offset by a $5.7 million decrease in running costs of our Capesize vessels Princess Nadia , Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, and by a $1.9 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010. Also, in general, inflation in the local currency not reflected in an equivalent variation of the rate of exchange affected negatively our running costs for the period.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in the three months ended September 30, 2011, were $1.0 million, when compared to $1.3 million for the same period of 2010, a decrease of $0.3 million, or 23%. This decrease is primarily attributable to the elimination of the amortization of drydock of $0.2 million on our sold Capesize vessel Princess Katherine, coupled with a $0.2 million decreased level of amortization of drydock of our dry barges.

Amortization of dry dock and intangible assets in the nine months ended September 30, 2011, were $3.1 million, as compared to $3.3 million for the same period of 2010, a decrease of $0.2 million, or 6.1%. This decrease is primarily attributable to the elimination of the amortization of drydock of $0.5 million on our sold Capesize vessel Princess Katherine and a $0.4 million decreased level of amortization of drydock of our dry barges; partially offset by an increased level of amortization of drydock of $0.4 million of our Amadeo Product Tanker, coupled with increased level of amortization of drydock of $0.4 million for our PSV fleet.

Depreciation of vessels and equipment. Depreciation increased by $2.4 million, or 33%, to $9.6 million in the three months ended September 30, 2011, as compared to $7.2 million in the same period of 2010. This increase is primarily attributable to a $1.6 million increase associated to the entry into operation of our jumbo barges built at Punta Alvear, Argentina, and by a $0.8 million increase in depreciation of our M.V. Argentino, UP Turquoise, and UP Jasper, which were delivered to us on December 14, 2010, December 20, 2010, and June 10, 2011, respectively.

Depreciation of vessels and equipment increased by $3.8 million, or 17%, to $26.1 million in the nine months ended September 30, 2011, as compared to $22.3 million in the same period of 2010. This increase is primarily attributable to $2.9 million associated to the entry into operation of our jumbo barges built at Punta Alvear, Argentina, and by a $2.0 million increase in depreciation of our M.V. Asturiano, M.V. Argentino, UP Turquoise and UP Jasper, which were delivered to us on April 16, 2010, December 14, 2010, December 20, 2010, and June 10, 2011, respectively; partially offset by a $1.6 million lower depreciation of our sold Capesize vessels Princess Marisol and Princess Katherine.

Administrative and commercial expenses. Administrative and commercial expenses were $7.1 million in the three months ended September 30, 2011, as compared to $7.3 million in the same period of 2010, resulting in a decrease of $0.2 million or 3%. This decrease is associated with a $0.4 million decrease in Offshore Supply Business expenses; partially offset by a $0.2 million increase in our Ocean and River Businesses expenses.

Administrative and commercial expenses were $21.0 million in the nine months ended September 30, 2011, as compared to $20.2 million in the same period of 2010, resulting in an increase of $0.8 million or 4%. This increase is associated with $0.7 million increase in our River Business, coupled with a $0.1 million general increase in our Ocean Business. Offshore Supply Business' administrative expenses remained unchanged, when compared to the same period in 2010.

Other operating income (expense), net. Other operating income was $0.6 million in the three months ended September 30, 2011, as compared to other operating expenses of $0.2 million in the same period of 2010. This increase of $0.8 million is mainly explained by a $0.4 million increase on account of an insurance claim of our UP Jasper and to a $0.1 million increase on account of insurance claim of our container feeder vessels M.V. Asturiano and M.V. Argentino.

Other operating income was $3.5 million in the nine months ended September 30, 2011, as compared to other operating income of $0.3 million in the same period of 2010. This increase of $3.2 million is mainly explained by $1.5 million income related to the net result of the sale of dry barges to a third party, to a $1.5 million loss of hire coverage insurance for the time lost by our UP Rubi during the first quarter of 2011, to a $0.4 million increase on account of an insurance claim of our UP Jasper; partially offset by $0.6 million loss of hire insurance cover for time lost of our UP Esmeralda in the first quarter of 2010.

Operating profit. Operating profit for the three months ended September 30, 2011, was $6.1 million, an increase of $3.2 million, or 110%, from $2.9 million for the same period of 2010. This increase is attributable to a $0.8 million increase in our River Business operating profit from $2.3 million in the third quarter of 2010 to $3.1 million in the same period of 2011 consistent with the 33% increase in the net tons transported, to a $0.8 million increase in our Offshore Supply Business operating profit from $2.7 million in the third quarter of 2010 to $3.5 million in the same period of 2011 which resulted mainly from the full quarter operation of our UP Turquoise, which was delivered to us on December 20, 2010, and to the full quarter operation of our UP Esmeralda as opposed to the same period of 2010 when it underwent its scheduled drydock; partially offset by lost revenue days of our UP Agua-Marinha which was forced to drydock after having a problem with one of its bow-thrusters, and to a decrease of $1.6 million in Ocean Business operating loss from $2.1 million in the third quarter of 2010 to $0.5 million in the same period of 2011 mainly resulting from the operation of our two container feeder vessels M.V. Asturiano and M.V. Argentino.

 Operating profit for the nine months ended September 30, 2011, was $12.1 million, a decrease of $6.7 million, or 36%, from $18.8 million for the same period of 2010. This decrease is attributable to a $3.8 million decrease in our River Business operating profit from $10.7 million in the first nine months of 2010 to $6.9 million for the same period of 2011 mainly as a result of the unexpected blockage during the second quarter of 2011 in the High Paraná River which stalled our operation and a higher operating costs, partially offset by the sale of six jumbo dry barges to a third party in our River Business; to a $2.5 million decrease in our Ocean Business operating profit from $0.2 million profit in the first nine months of 2010 to a $2.3 million operating loss in the same period of 2011 driven mainly by the sale of our Capesize vessels, partially offset by the operation of our two feeder container vessels M.V. Asturiano and M.V. Argentino and to a $0.4 million decrease in our Offshore Supply Business operating profit from $7.9 million in the first nine months of 2010 to $7.5 million in the same period of 2011 mostly explained by increases in the running costs of our PSVs as well as by the positioning costs incurred by our UP Jasper before its entry into operation.

Financial expense and other financial expenses. Financial expense and other financial expenses increased to $11.7 million in the three months ended September 30, 2011, as compared to $6.0 million in the same period of 2010, a $5.7 million increase. This increase is mainly attributable to a $1.5 million increase in financial expenses due to the issuance of the 7.25% Convertible Notes due 2017 ("the Convertible Notes"), the drawdowns under the DVB – Banco Security financing in connection with the deliveries of our UP Turquoise and UP Jasper in December 2010 and June 2011,

respectively; the discontinuation of interest capitalization associated to the PSV construction program, and by a $3.3 million increase in other financial expenses related to exchange rate variance period on period (driven mostly by the Brazilian real depreciation).

Financial expense and other financial expenses increased to $28.5 million in the nine months ended September 30, 2011, as compared to $20.9 million in the same period of 2010, a $7.6 million increase. This increase is mainly attributable to a $4.4 million increase in financial expenses due to the issuance of the Convertible Notes, the drawdowns under the DVB – Banco Security financing in connection with the deliveries of our UP Turquoise and UP Jasper in December 2010 and June 2011, respectively, the discontinuation of interest capitalization associated to the PSV construction program and the increase in the interest rate as a result of an interest rate collar derivative entered into with IFC in May 2010.

Financial income. Financial income in the three months ended September 30, 2011, remained unchanged at $0.1 million when compared to the same period of 2010.

Financial income in the nine months ended September 30, 2011, remained unchanged at $0.3 million when compared to the same period of 2010.

(Loss) gains on derivatives, net. Gain on derivative instruments decreased to zero in the three months ended September 30, 2011, from $0.9 million in the same period of 2010. This decrease is primarily attributable to the closing of our derivatives contracts due to the sale of our Capesize vessels Princess Nadia, Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively.

Gain on derivative instruments decreased to zero in the nine months ended September 30, 2011, from $10.3 million in the same period of 2010. This decrease is primarily attributable to the closing of our derivatives contracts due to the sale of our Capesize vessels Princess Nadia, Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively.

Income taxes benefit (expenses). The income tax benefit for the three months ended September 30, 2011, was $8.7 million compared to a $4.5 million expense in the same period of 2010. This $13.2 million change is mainly attributable to the deferred tax benefit for unrealized exchange differences in our Brazilian subsidiary due to the devaluation of the Brazilian real.

The income tax benefit (expenses) for the nine months ended September 30, 2011, was $5.5 million, compared to an expense of $5.1 million in the same period of 2010. This $10.6 million change is mainly attributable to a deferred tax benefit for unrealized exchange differences in our Brazilian subsidiary due to the devaluation of the Brazilian real.

  Liquidity and Capital Resources

We are a holding company and operate in a capital intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be subject to, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of September 30, 2011, we had aggregate indebtedness of $512.0 million, consisting of $180.0 million aggregate principal amount of our Senior Notes due 2014, $80.0 million aggregate principal amount of our Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG ("DVB"), of $8.0 million and $17.2 million under a loan facility with BNDES guaranteed by DVB under a separate guarantee facility, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $54.8 million under two senior loan facilities with DVB and $38.3 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $31.0 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $9.5 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $7.6 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $10.5 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development.

As of September 30, 2011, we had cash and cash equivalents on hand of $27.3 million.

Operating Activities

In the nine months ended September 30, 2011, cash flow used in operations was $7.5 million compared to $17.2 million generated from operations in the same period of 2010. Net loss for the nine months ended September 30, 2011, was $11.9 million as compared to a net income of $1.8 million in the nine months ended September 30, 2010, a decrease of $13.7 million.

Cash flow from operating activities decreased by $24.7 million to a use of $7.5 million in the nine months ended September 30, 2011, from a cash generation of $17.2 million in that same period of 2010. This decrease in cash flow from operations is mainly attributable to a decline of $3.3 million in our Ocean Business Gross Profit Contribution (defined as hire or freight revenues minus voyage expenses and running costs, or "GPC") from $14.0 million in the nine months ended September 30, 2010, to $10.7 million for the same period in 2011. Our River Business GPC decreased $2.1 million to $29.9 million in the nine months ended September 30, 2011, down from $31.9 million in the same period of 2010. The GPC of our Offshore Supply Business decreased by $0.1 million to $18.2 million in the nine months ended September 30, 2011, down from $18.3 million in the same period of 2010.

In addition, there was a decrease in cash of $12.5 million caused by the net increase period on period of operating supplies mostly attributable to the increased level of activity of our Punta Alvear yard, a net increase period on period of $4.0 million in accounts receivable and a net effect of variances in assets and liabilities of $16.3 million; partially offset by the decrease in cash flow from operations is a $5.2 million decrease in dry docking expenditures.

Investing Activities

During the nine months ended September 30, 2011, we disbursed $35.5 million in the construction of new barges at our Punta Alvear yard, Argentina, $7.6 million in our barge re-bottoming program, $6.0 million to fund the acquisition and transportation from U.S.A. to the Hidrovia of three pushboats, $5.6 million in the re-engining and re-powering program, and $3.5 million in the construction of our pushboat Pampero I, $2.0 million in the construction of a port pushboat, in our River Business; we disbursed $9.1 million to fund the advances on two of our four PSVs being constructed in India, $4.7 to fund the last advance on our UP Jasper, and $0.5 million to fund upgrade works made on our UP Turquoise, in our Offshore Supply Business; and we disbursed $1.8 million for the acquisition of office space in Buenos Aires and $0.8 million on upgrade works made on the M.V. Argentino after its delivery on December 14, 2010.

Financing Activities

Cash flow provided by Financing Activities increased $21.4 million from a cash use of $9.2 million in the nine months ended September 30, 2010, to cash provided of $12.2 million in the same period of 2011. This increase is mainly attributable to a $37.4 million increase in proceeds from long-term financial debt (comprised of $20.0 million on account of the delivery in China of our UP Jasper, $10.5 million increase on account of $15.0 million revolving credit line with Banco BICE and $6.9 million related to the Keel Laying and Launching of our UP Onyx and UP Jade, respectively); partially offset by a $15.0 million decrease associated with an early repayment of our revolving credit line with Banco BICE in the second quarter of 2011 and a $1.4 million increase in scheduled repayments.

Future Capital Requirements

 Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear, Argentina, and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We estimate that for the next fifteen months the cost of rebottoming our old barges, repowering our line pushboats and producing jumbo barges in our Punta Alvear, Argentina, shipyard will be around $58.6 million. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $30.8 million (provided no late delivery penalties are applied to the shipyard), which will be fully financed with the undrawn proceeds committed under the DVB / Natixis loan facility. We expect to disburse an aggregate amount of $3.1 million in drydock expenses in the next fifteen months.

We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2011 and 2010.

	Nine Months Ended September 30,
$ (000)	2011	2010
Total cash flows (used in) provided by operating activities	(7,463)	17,202
Total cash flows (used in) investing activities	(82,966)	(23,805)
Total cash flows provided by (used in) financing activities	12,203	(9,190)

Net cash (used in) provided by operating activities from continuing operations	$(7,463)	$19,161
Net cash (used in) operating activities from discontinued operations	--	(1,959)
Total cash flows (used in) provided by operating activities	(7,463)	17,202

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	25,866	(6,936)
Expenditure for dry docking	2,429	7,643
Income taxes	(5,469)	5,140
Financial expenses	26,541	19,122
Gain on disposal of assets	--	724
Net income attributable to non-controlling interest	(480)	(328)
Adjustment attributable to UP Offshore declassification (1)	--	(15,933)
(Loss) gains on derivatives, net	(15)	10,270
Other adjustments	(3,521)	(2,997)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	--	1,444
Financial expenses	--	5

EBITDA as defined in the Notes due 2014 from continuing operations	$37,888	$35,866
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$(510)
Consolidated EBITDA as defined in the Notes due 2014	$37,888	$35,356

Plus
Adjustment attributable to UP Offshore declassification	$--	$15,933
Adjusted Consolidated EBITDA	$37,888	$51,289

 (1) As of September 30, 2009, our Board declassified UP Offshore (Bahamas) Ltd. as a restricted subsidiary under the terms of the Indenture. Subsequently, on December 3, 2010, UP Offshore (Bahamas) Ltd. was reclassified as a restricted subsidiary under the terms of the Indenture.

 The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the nine months ended September 30, 2011, and 2010, on a consolidated and a per segment basis:

$ (000)	Nine Months Ended September 30, 2011

	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$6,937	$7,504	$(2,382)	$12,059
Depreciation and amortization	15,256	6,850	7,061	29,167
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(685)	(480)	(43)	(1,208)
(Loss) gains on derivatives, net	-	(15)	-	(15)
Other net	(616)	3	148	(465)

Segment Adjusted EBITDA	$20,892	$13,862	$4,784	$39,538

Items not included in Segment Adjusted EBITDA
Financial income				308
Other financial expenses				(1,958)

Adjusted Consolidated EBITDA from continuing operations				$37,888
Adjusted Consolidated EBITDA from discontinued operations				$-

Adjusted Consolidated EBITDA				$37,888

$ (000)	Nine Months Ended September 30, 2010

	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$10,685	$7,908	$184	$18,777
Depreciation and amortization	12,602	5,256	7,657	25,515
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(220)	(328)	(21)	(569)
Gains on derivatives, net	--	--	10,270	10,270
Other net	(762)	3	83	(676)

Segment Adjusted EBITDA	$22,305	$12,839	$18,173	$53,317

Items not included in Segment Adjusted EBITDA
Financial income				292
Other financial expenses				(1,810)

Adjusted Consolidated EBITDA from continuing operations				$51,799
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$51,289

  The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at September 30, 2011

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Condensed consolidated financial statements

– Condensed consolidated balance sheets at September 30, 2011 (unaudited) and December 31, 2010	- F-1-

– Condensed consolidated statements of operations for the nine-month periods ended September 30, 2011 and 2010 (unaudited)	- F-2-

– Condensed consolidated statements of changes in shareholders' equity for the nine-month periods ended September 30, 2011 and 2010 (unaudited)	- F-3-

– Condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2011 and 2010 (unaudited)	- F-4-

– Notes to condensed consolidated financial statements (unaudited)	- F-5-

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2011 (Unaudited)	At December 31, 2010
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$27,344	$105,570
Restricted cash	1,665	1,661
Accounts receivable, net of allowance for doubtful accounts of $302 and $555 in 2011 and 2010, respectively	37,343	24,675
Operating supplies	4,853	3,176
Prepaid expenses	7,599	3,643
Other receivables	30,271	24,153
Other current assets	101	117
Total current assets	109,176	162,995
NONCURRENT ASSETS

Other receivables	8,720	5,796
Restricted cash	1,183	1,183
Vessels and equipment, net	669,150	612,696
Dry dock	5,139	5,688
Investment in affiliates and receivables from 50% owned companies	6,881	6,824
Intangible assets	1,020	1,151
Goodwill	5,015	5,015
Other assets	11,791	13,145
Deferred income tax assets	7,093	9,304
Total noncurrent assets	715,992	660,802
Total assets	$825,168	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$28,665	$24,054
Accrued interest	7,788	2,278
Current portion of long-term financial debt	28,411	27,586
Other current liabilities	6,218	10,759
Total current liabilities	71,082	64,677
NONCURRENT LIABILITIES

Long-term financial debt	483,611	471,793
Deferred income tax liabilities	12,314	16,142
Other liabilities	2,001	2,391
Total noncurrent liabilities	497,926	490,326
Total liabilities	569,008	555,003

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 30,011,628 and 29,943,653 shares outstanding in 2011 and 2010, respectively	339	338
Additional paid-in capital	272,103	271,224
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings (deficit)	(365)	11,986
Accumulated other comprehensive income (loss)	(2,240)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders equity	250,349	263,463

Noncontrolling interest	5,811	5,331
Total equity	256,160	268,794
Total liabilities and equity	$825,168	$823,797

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2011	2010

REVENUES	$208,331	$173,446

OPERATING EXPENSES

Voyage expenses	(70,391)	(44,540)
Running costs	(79,244)	(64,719)
Amortization of dry docking	(2,978)	(2,997)
Depreciation of vessels and equipment	(26,058)	(22,256)
Amortization of intangible assets	(131)	(262)
Administrative and commercial expenses	(20,987)	(20,192)
Other operating income, net	3,517	297
	(196,272)	(154,669)
Operating profit	12,059	18,777

OTHER INCOME (EXPENSES)

Financial expense	(26,541)	(19,122)
Other financial expense	(1,958)	(1,810)
Financial income	308	292
(Loss) Gains on derivatives, net	(15)	10,270
Investment in affiliates	(728)	(241)
Other, net	(465)	(676)
Total other (expenses)	(29,399)	(11,287)

(Loss) Income from continuing operations before income taxes	(17,340)	7,490

Income taxes benefit (expense)	5,469	(5,140)
(Loss) Income from continuing operations	(11,871)	2,350

(Loss) from discontinued operations	-	(515)
Net (loss) income	(11,871)	1,835

Net income attributable to noncontrolling interest	480	328
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(12,351)	$1,507

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	$(12,351)	$2,022
(Loss) from discontinued operations	-	(515)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(12,351)	$1,507

(LOSS) INCOME PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$(0.42)	$0.07
From discontinued operations	-	(0.02)
	$(0.42)	$0.05

Basic weighted average number of shares	29,545,576	29,519,936
Diluted weighted average number of shares	29,545,576	29,595,067

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

		Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest in subsidiaries	Total equity

December 31, 2009	29,943,653	$338	$269,958	$(19,488)	$17,357	$15,538	$4,880	$288,583

Compensation related to restricted stock granted	-	-	1,050	-	-	-	-	1,050

Comprehensive loss:
- Net income	-	-	-	-	1,507	-	328	1,835
- Effect of derivative financial instruments	-	-	-	-	-	(17,093)	-	(17,093)
Total comprehensive loss								(15,258)
September 30, 2010	29,943,653	$338	$271,008	$(19,488)	$18,864	$(1,555)	$5,208	$274,375

December 31, 2010	29,943,653	$338	$271,224	$(19,488)	$11,986	$(597)	$5,331	$268,794

Compensation related to restricted stock granted	67,975	1	879	-	-	-	-	880

Comprehensive loss:
- Net loss	-	-	-	-	(12,351)	-	480	(11,871)
- Effect of derivative financial instruments	-	-	-	-	-	(1,643)	-	(1,643)
Total comprehensive loss								(13,514)
September 30, 2011	30,011,628	$339	$272,103	$(19,488)	$(365)	$(2,240)	$5,811	$256,160

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(11,871)	$1,835

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Loss from discontinued operations	-	515
Depreciation of vessels and equipment	26,058	22,256
Amortization of dry docking	2,978	2,997
Expenditure for dry docking	(2,429)	(7,643)
Gain on derivatives, net	-	(10,270)
Amortization of intangible assets	131	262
Gain on sale of vessels, net	-	(724)
Share-based compensation	880	1,050
Debt issuance expense amortization	1,629	1,328
Net loss from investment in affiliates	728	241
Allowance for doubtful accounts	284	378

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(12,876)	(8,896)
Other receivables, operating supplies and prepaid expenses	(12,979)	(463)
Other	(528)	1,543
Increase (decrease) in liabilities:
Accounts payable	4,954	7,388
Other	(4,422)	7,364
Net cash (used in) provided by operating activities from continuing operations	(7,463)	19,161

Net cash (used in) operating activities from discontinued operations	-	(1,959)
Total cash flows (used in) provided by operating activities	(7,463)	17,202

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(82,966)	(68,214)
Proceeds from disposal of assets, net	-	36,584
Cash settlement of FFA	-	5,834
Other	-	41
Net cash (used in) investing activities from continuing operations	(82,966)	(25,755)

Net cash provided by investing activities from discontinued operations	-	1,950
Total cash flows (used in) investing activities	(82,966)	(23,805)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(9,757)	(8,400)
Early repayments of long-term financial debt	(15,000)	-
Proceeds from long-term financial debt	37,400	-
Other	(440)	(790)
Net cash provided by (used in) financing activities from continuing operations	12,203	(9,190)
Net (decrease) in cash and cash equivalents	(78,226)	(15,793)

Cash and cash equivalents at the beginning of year (including $304 and $304 related to discontinued operations)	$105,570	$53,201
Cash and cash equivalents at the end of period (including $289 and $294 related to discontinued operations)	$27,344	$37,408

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the nine-month periods ended September 30, 2011 and 2010 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain, soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and containers.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2010, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Earnings per share:

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the nine-month period ended September 30, 2011, the Company had a net loss from continuing operations and therefore the effect of  potentially dilutive securities was antidilutive and is not included in shares outstanding for purposes of computing diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited.

For the nine-month period ended September 30, 2011, the Company excluded from the computation of diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited 13,051,000 shares for the potential conversion of all outstanding convertible notes, as the effect of their inclusion in the computation would have been antidilutive.

For the nine-month period ended September 30, 2011, the Company excluded from the computation of diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited 705,000 share awards, as the effect of their inclusion in the computation would have been antidilutive.

For the nine-month periods ended September 30, 2011 and 2010, the Company excluded from the computation of diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited options to purchase 348,750 common shares. These options were outstanding during these periods but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

The following table sets forth the computation of basic and diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited:

	For the nine-month periods ended September 30,
	2011	2010

(Loss) Income from continuing operations	$(12,351)	$2,022
(Loss) from discontinued operations	-	(515)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(12,351)	$1,507

Basic weighted average number of shares	29,545,576	29,519,936

Effect on dilutive shares of restricted stock	-	75,131

Diluted weighted average number of shares	29,545,576	29,595,067

Basic and diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.42)	$0.07
From discontinued operations	-	(0.02)
	$(0.42)	$0.05

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the unaudited condensed consolidated statement of changes in shareholders' equity.

The components of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets were as follows:

	At September 30, 2011	At December 31, 2010

Unrealized net losses on interest rate swaps	$(482)	$(34)
Unrealized gains on EURO hedge	147	153
Unrealized loss on interest rate collar	(1,905)	(716)
Unrealized loss on derivative financial instruments	$(2,240)	$(597)

The components of the change in the accumulated unrealized loss on derivative financial instruments were as follows:

	For the nine-months period ended September 30,
	2011	2010
Reclassification adjustments for amounts included in net (loss) income:

- Revenues	$-	$(6,193)
- Depreciation of vessels and equipment	(6)	(7)
- Financial expense	832	210
- Gains on derivatives, net	-	(10,710)

Change in unrealized impact on:

- FFA	-	1,527
- Interest rate swaps	(564)	-
- Interest rate collar	(1,905)	(1,920)
	$(1,643)	$(17,093)

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at September 30, 2011 and December 31, 2010 were as follows:

	At September 30, 2011	At December 31, 2010

Ocean-going vessels	$127,300	$124,596
River barges and pushboats	392,650	331,801
PSVs	199,299	171,385
Advances for PSV construction	63,707	77,106
Furniture and equipment	9,834	8,861
Building, land, operating base and shipyard	52,556	49,179
Total original book value	845,346	762,928
Accumulated depreciation	(176,196)	(150,232)
Net book value	$669,150	$612,696

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

As of September 30, 2011, the net book value of the assets pledged as a guarantee of our long term financial debt was $340,900.

–	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2010 and 2011.  The price for each new PSV to be constructed in China was $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery.  On December 20, 2010 we took delivery of the first Chinese PSV UP Turquoise and on June 10, 2011, we took delivery of the second one, named UP Jasper.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052 to be paid in five installments of 20%, with contracted deliveries in 2012.  As of September 30, 2011, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $57,233, which are recorded as Advances for PSV construction.

As of September 30, 2011, the Company had remaining commitments of $30,819 on non-cancelable contracts for the construction of four PSVs in India which are scheduled for delivery in 2012.

–	River Business

On February 4, 8 and 24, 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900, which were delivered to us in March 2011.  The Company has also incurred $2,000 in additional direct costs relating to these acquisitions.

On February 2, 2011, we entered into a contract for the sale of six dry cargo barges, which were constructed at our yard at Punta Alvear, Argentina and delivered to the buyer at September 30, 2011.  For the nine-month period ended September 30, 2011, the Company recorded a gain totaled $1,546 in Other operating income, net.

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at September 30, 2011 and December 31, 2010:

			At September 30, 2011			At December 31, 2010
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2017	-	80,000	80,000	80,000
Ultrapetrol (Bahamas) Ltd.	BICE	2011	10,500	-	10,500	15,000
UP Offshore Apoio Maritimo Ltda.	DVB AG	Through 2016	900	7,075	7,975	8,650
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	35,025	39,325	42,550
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	13,500	15,500	17,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	3,333	35,000	38,333	20,000
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	531	30,519	31,050	24,150
UP Offshore Apoio Maritimo Ltda.	BNDES	Through 2027	1,110	16,095	17,205	18,038
Stanyan Shipping Inc.	Natixis	Through 2017	908	8,622	9,530	10,211
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	6,036	7,604	8,780
UABL Paraguay S.A.	IFC	Through 2020	1,087	23,913	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	652	14,348	15,000	15,000
UABL Barges and others	IFC	Through 2020	1,522	33,478	35,000	35,000
At September 30, 2011			$28,411	$483,611	$512,022
At December 31, 2010			$27,586	$471,793		$499,379

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Revolving non-secured credit facility with Banco BICE:

On April 14, 2011, we voluntarily prepaid $15,000 outstanding under the Banco BICE revolving non-secured credit facility together with accrued and unpaid interest to such date.  The line remains fully available for drawdown until its final maturity on October 12, 2011.  On August 11, 2011, we drew down $10,500 under the revolving non-secured credit facility, which bears interest at LIBOR plus a margin of 3.4%.

Subsequent events:

On October 26, 2011, the Company repaid $5,500 of the total amount outstanding under the $10,500 revolving credit line with Banco BICE. The remaining $5,000 are scheduled for repayment at the end of November 2011.

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore (Bahamas) Ltd., as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs being constructed in China.

The loan was drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs.

On June 14, 2011, we have drawn down the second advance of $20,000 in connection with the delivery of UP Jasper.

This advance accrues interest at LIBOR plus a margin of 3.0% and shall be repaid by (i) 30 equal quarterly consecutive installments of $417 each, beginning on September 16, 2011, together with a balloon payment of $7,490 concurring with the last repayment installment on December 17, 2018.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	UABL Paraguay S.A. - Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

(approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together.

Our local counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.  UABL Paraguay S.A. has submitted its defense together with all documents related to the bunker purchases.

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated  financial position or results of operations of the Company.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority.  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines).  On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals.

On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher court since the lower court reconfirmed the embargo on November 15, 2008. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL were not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to Company´s defense. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL PARAGUAY S.A. and YATAITY S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court.  Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred.  We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute.

d)	Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24 2011 Oceanpar and UABL Paraguay submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. Our Counsel has advised that there is only a remote possibility that these proceedings will have a material adverse impact on the consolidated financial position on results of operations the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities as of September 30, 2011 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Current liabilities:
– Interest rate collar (included in other liabilities)	-	839	-
– Interest rate swaps (included in other liabilities)	-	271	-

Noncurrent liabilities:
– Interest rate collar (included in other liabilities)	-	1,357	-
– Interest rate swaps (included in other liabilities)	-	644	-

The estimated fair value of the Company's other financial assets and liabilities as of September 30, 2011 were as follows:

	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$27,344	$27,344
Restricted cash (current and noncurrent portion)	2,848	2,848

LIABILITIES

Long term financial debt (current and noncurrent portion – Note 4)	$512,022	$485,022

The carrying value of cash and cash equivalents and restricted cash is fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

All of the Company's derivative positions are stated at fair value. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in income as gains (losses) on derivatives, net.  Unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) to the extent they are effective, and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portion of cash flow hedges is recognized immediately in income (loss).

Assets and liabilities arising from outstanding derivative positions are reported as other receivables and other liabilities, as follows:

	At September 30, 2011
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$-	$839	$1,357
Interest rate swaps (cash flow hedge)	-	271	644
	$-	$1,110	$2,001

	At December 31, 2010
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$642	$791	$567
Interest rate swaps (cash flow hedge)	-	160	129
	$642	$951	$696

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

FFA

The Company enters into freight forward agreements (FFAs) either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business or to take advantage of short term fluctuations in the market.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month.

At September 30, 2011 and at December 31, 2010 there are no outstanding positions on FFAs.

As result of the sale of Princess Marisol in February 2010, FFA positions maturing between May and December 2010 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges. A non-cash gain related to these positions of $9,535 which was reported in other comprehensive income was reclassified into gains on derivatives, net for the nine-month period ended September 30, 2010.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

During the nine-month period ended September 30, 2010, the Company received net cash settlements for its FFAs positions of $12,027.

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016.  The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair values are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid by the Company if the agreement were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

As of September 30, 2011, the total notional amount of the interest rate collar is $75,000.

INTEREST RATE SWAP AGREEMENTS

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Securtiy and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted pro rata in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount.

As of September 30, 2011, the total notional amount of the interest rate swap is $4,688.

Additionally, on June 14, 2011, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into a second interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Securtiy and DVB Bank SE from June 2011 to December 2018. The initial notional amount is $5,000 (subsequently adjusted pro rata in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.122% and receiving a variable interest rate based on LIBOR on the notional amount.

As of September 30, 2011, the total notional amount of the interest rate swap is $4,895.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period its debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the nine-month periods ended September 30, 2011 and 2010 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except the ship management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

At September 30, 2011 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. hold 4,735,517 and 3,128,568 shares, respectively, which represent 15.8% and 10.4% of the common stock, respectively, and jointly represents 71.0% of the total voting power.

On January 28, 2011 the shareholders of the Company at a Special General Meeting approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000 7.25% Convertible Senior Notes due 2017 elect to convert their notes pursuant its term. The conversion rate of the Convertible Notes, which is subject to adjustment, shall not exceed 163.1321 shares of common stock per $1 principal amount.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At September 30, 2011 and December 31, 2010 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

Subsequent events:

2011 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective October 24, 2011, for up to a total of $20,000 of the Company's common stock through April 30, 2012. Share repurchases may be made by the Company and certain of its affiliates from time to time in open market transactions at prevailing market prices or in privately negotiated transactions.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements.  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate a large fleet of dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are seven employed in the Brazilian market and one is operating in the North Sea.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels: four product tankers (one of which is on lease to us), two container feeder vessel, one oceangoing tug and one tank under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.
	For the nine-month periods ended September 30,
	2011	2010
Revenues(1)

−South America	$194,213	$147,072
−Europe	12,416	17,640
−Asia	426	3,863
−Other	1,276	4,871
	$208,331	$173,446
(1) Classified by country of domicile of charterers.

For the nine-month period ended September 30, 2011, 93% of the Company's revenues are concentrated in South America.  As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At September 30, 2011	At December 31, 2010
Vessels and equipment, net

−South America	$574,374	$504,200
−Asia	63,707	104,225
−Europe	26,845	-
−Other	4,224	4,271
	$669,150	$612,696

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2011:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$113,518	$46,634	$48,179	$208,331
Running and voyage expenses	83,655	28,453	37,527	149,635
Depreciation and amortization	15,256	6,850	7,061	29,167
Segment operating profit (loss)	6,937	7,504	(2,382)	12,059
Segment assets	395,631	256,464	129,461	781,556
Investment in affiliates and receivables from 50% owned companies	6,627	-	254	6,881
Loss from investment in affiliates	(685)	-	(43)	(728)
Additions to long-lived assets (1)	63,280	14,804	3,131	81,215

(1) Excludes $ 1,751 which corresponds to additions to corporate assets.

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follows:

At September 30, 2011

Total assets for reportable segments	$781,556
Other assets	16,268
Corporate cash and cash equivalents	27,344
Consolidated total assets	$825,168

The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2010:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$89,899	$39,385	$44,162	$173,446
Running and voyage expenses	57,965	21,125	30,169	109,259
Depreciation and amortization	12,602	5,256	7,657	25,515
Segment operating profit	10,685	7,908	184	18,777
Loss from investment in affiliates	(220)	-	(21)	(241)
Additions to long-lived assets	48,456	1,923	17,835	68,214

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Supplemental unaudited condensed consolidating financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT SEPTEMBER 30, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$303,127	$83,338	$29,640	$(415,779)	$326
Other current assets	10,304	42,242	56,304	-	108,850
Total current assets	313,431	125,580	85,944	(415,779)	109,176

Noncurrent assets
Receivables from related parties	$-	$-	$26,000	$(26,000)	$-
Vessels and equipment, net	-	240,179	429,930	(959)	669,150
Investment in affiliates	207,507	-	718	(207,507)	718
Other noncurrent assets	7,233	10,912	27,979	-	46,124
Total noncurrent assets	214,740	251,091	484,627	(234,466)	715,992
Total assets	$528,171	$376,671	$570,571	$(650,245)	$825,168

Current liabilities
Payable to related parties	$-	$151,224	$264,566	$(415,779)	$11
Current portion of long-term financial debt	10,500	1,739	16,172	-	28,411
Other current liabilities	7,322	16,569	18,769	-	42,660
Total current liabilities	17,822	169,532	299,507	(415,779)	71,082

Noncurrent liabilities
Payable to related parties	$-	$26,000	$-	$(26,000)	$-
Long-term financial debt net of current portion	260,000	38,261	185,350	-	483,611
Other noncurrent liabilities	-	1,529	12,786	-	14,315
Total noncurrent liabilities	260,000	65,790	198,136	(26,000)	497,926

Total liabilities	277,822	235,322	497,643	(441,779)	569,008

Equity	250,349	141,349	72,928	(214,277)	250,349
Noncontrolling interest	-	-	-	5,811	5,811
Total equity	250,349	141,349	72,928	(208,466)	256,160
Total liabilities and equity	$528,171	$376,671	$570,571	$(650,245)	$825,168

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$279,377	$81,452	$16,887	$(377,566)	$150
Other current assets	42,887	31,024	88,934	-	162,845
Total current assets	322,264	112,476	105,821	(377,566)	162,995

Noncurrent assets
Vessels and equipment, net	-	189,590	424,109	(1,003)	612,696
Investment in affiliates	210,506	-	1,446	(210,506)	1,446
Other noncurrent assets	8,478	10,343	27,839	-	46,660
Total noncurrent assets	218,984	199,933	453,394	(211,509)	660,802
Total assets	$541,248	$312,409	$559,215	$(589,075)	$823,797

Current liabilities
Payables to related parties	$-	$109,242	$268,514	$(377,566)	$190
Current portion of long-term financial debt	15,000	-	12,586	-	27,586
Other current liabilities	2,785	17,554	16,562	-	36,901
Total current liabilities	17,785	126,796	297,662	(377,566)	64,677

Noncurrent liabilities
Long-term financial debt net of current portion	260,000	40,000	171,793	-	471,793
Other noncurrent liabilities	-	1,776	16,757	-	18,533
Total noncurrent liabilities	260,000	41,776	188,550	-	490,326
Total liabilities	277,785	168,572	486,212	(377,566)	555,003

Equity	263,463	143,837	73,003	(216,840)	263,463
Noncontrolling interest	-	-	-	5,331	5,331
Total equity	263,463	143,837	73,003	(211,509)	268,794
Total liabilities and equity	$541,248	$312,409	$559,215	$(589,075)	$823,797

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$84,320	$134,408	$(10,397)	$208,331

Operating expenses	(5,992)	(71,758)	(128,876)	10,354	(196,272)
Operating (loss) profit	(5,992)	12,562	5,532	(43)	12,059

Investment in affiliates	(1,443)	-	(728)	1,443	(728)
Other expenses	(4,916)	(17,361)	(6,394)	-	(28,671)
(Loss) income from continuing operations before income taxes	(12,351)	(4,799)	(1,590)	1,400	(17,340)

Income taxes	-	2,311	3,158	-	5,469
(Loss) income from continuing operations	(12,351)	(2,488)	1,568	1,400	(11,871)

Loss from discontinued operations	-	-	-	-	-
Net (loss) income	(12,351)	(2,488)	1,568	1,400	(11,871)

Net income attributable to noncontrolling interest	-	-	-	480	480
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(12,351)	$(2,488)	$1,568	$920	$(12,351)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$89,248	$88,758	$(4,560)	$173,446

Operating expenses	(6,515)	(72,127)	(80,543)	4,516	(154,669)
Operating (loss) profit	(6,515)	17,121	8,215	(44)	18,777

Investment in affiliates	8,635 (1)	-	(241)	(8,635)	(241)
Other expenses	(613)	(6,576)	(3,857)	-	(11,046)
Income from continuing operations before income taxes	1,507	10,545	4,117	(8,679)	7,490

Income taxes	-	682	(5,822)	-	(5,140)
Income (loss) from continuing operations	1,507	11,227	(1,705)	(8,679)	2,350

Loss from discontinued operations	-	-	(515)	-	(515)
Net income (loss)	1,507	11,227	(2,220)	(8,679)	1,835

Net income attributable to noncontrolling interests	-	-	-	328	328
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$1,507	$11,227	$(2,220)	$(9,007)	$1,507

(1)	Includes a loss of $515 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(11,871)	$(2,488)	$1,568	$920	$(11,871)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	7,922	(20,115)	17,521	(920)	4,408
Net cash provided by (used in) operating activities from continuing operations	(3,949)	(22,603)	19,089	-	(7,463)

Intercompany sources	-	-	(26,000)	26,000	-
Non-subsidiary sources	-	(45,070)	(37,896)	-	(82,966)
Net cash (used in) investing activities from continuing operations	-	(45,070)	(63,896)	26,000	(82,966)

Intercompany sources	(23,750)	66,096	(16,346)	(26,000)	-
Non-subsidiary sources	(4,525)	(11)	16,739	-	12,203
Net cash provided by (used in) financing activities from continuing operations	(28,275)	66,085	393	(26,000)	12,203
Net decrease in cash and cash equivalents	$(32,224)	$(1,588)	$(44,414)	$-	$(78,226)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$1,835	$11,227	$(1,892)	$(9,335)	$1,835
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net (loss) income to net cash provided by operating activities	(3,727)	5,981	5,222	9,335	16,811
Net cash (used in) provided by operating activities from continuing operations	(1,892)	17,208	3,845	-	19,161
Net cash (used in) operating activities from discontinued operations	-	-	(1,959)	-	(1,959)
Net cash (used in) provided by operating activities	(1,892)	17,208	1,886	-	17,202

Intercompany sources	(21,287)	(13,166)	-	34,453	-
Non-subsidiary sources	-	(13,636)	(12,119)	-	(25,755)
Net cash (used in) investing activities from continuing operations	(21,287)	(26,802)	(12,119)	34,453	(25,755)

Net cash provided by investing activities from discontinued operations	-	-	1,950	-	1,950

Net cash (used in) investing activities	(21,287)	(26,802)	(10,169)	34,453	(23,805)

Intercompany sources	-	-	34,453	(34,453)	-
Non-subsidiary sources	(790)	-	(8,400)	-	(9,190)
Net cash (used in) provided by financing activities from continuing operations	(790)	-	26,053	(34,453)	(9,190)
Net (decrease) increase in cash and cash equivalents	$(23,969)	$(9,594)	$17,770	$-	$(15,793)